Investing for the future

Fortune Brands, Inc. 2007 Annual Review


Titleist
Maker's Mark
Master

Leading Consumer Brands

- **22** *brands drive annual sales exceeding $100 million each*
- **80%** *of our sales come from these large brands*
- **90%** *of our sales come from* **#1** *or* **#2** *market positions*

Attractive Long-Term Growth Categories

Distilled spirits – *especially premium and super-premium brands – continue to grow in the United States and even faster around the world. As the world's fourth largest premium spirits company, we're building our brands and capitalizing on these favorable trends. Measured by profits, this is our biggest business.*

We're a North American leader in **home products.** *While this category has been challenged recently by the downturn in the U.S. housing market, favorable long-term trends in remodeling, immigration and the number of households underpin excellent long-term growth prospects. We've outperformed the industry during the downturn and we're well positioned for growth when the market recovers.*

Golf *is growing in world-wide popularity, supported by aging Baby Boomers and increasing wealth in key international markets. As the world's #1 golf products company, we're growing faster than the market with the game's most powerful brands, development of next-generation products and superior customer service.*

Net Sales


Spirits 31%
Golf 16%
Home & Hardware 53%

Operating Income


Spirits 53%
Golf 12%
Home & Hardware 35%

Total Net Sales

(in billions)


$5.1
$6.1
$6.9
$8.5
$8.6
03
04
05
06
07

Earnings Per Share

(diluted, continuing operations)


$3.70
$4.76
$3.84
$5.31
$4.79
03
04
05
06
07

Contents:

At Fortune Brands,

we're always investing for the future...to further build our powerful brands...

to drive industry-leading innovation...to seize international growth opportunities...

to optimize our supply chains...to lead in corporate social responsibility...

and to maximize value for shareholders. We believe our best days are ahead.

Let us tell you why.



Norm Wesley, Chairman of the Board (left) and Bruce Carbonari, President and Chief Executive Officer (right)

Dear fellow shareholders:

As Fortune Brands strives to deliver superior results year after year, we always have an eye on the future – to maximize our prospects for profitable long-term growth.

Our foundation is a business model that creates shareholder value by building consumer brands and consumer-brand businesses in attractive, high-return categories.

To fuel sustainable sales growth and outperform our markets, we invest in building the equity of our brands and in developing the next generation of must-have products.

We create additional growth opportunities for our brands by investing to expand into new markets, including adjacent product categories and untapped international markets.

To boost our asset returns, productivity and customer service, we invest in lean, flexible global supply chains and streamlined business processes.

And we take very seriously our role as a good corporate citizen, investing to protect the environment, strengthen our communities and promote responsible use of our products.

These initiatives served us well in 2007 and promise to benefit us further in the years ahead. Even as the downturn in the United States home products market adversely impacted our results in 2007, we believe our long-term perspective and the investments we're making today put us in an excellent position to deliver superior results over the long term – and to create maximum value for our shareholders.

Looking back at 2007, it was a year of both challenges and opportunities for Fortune Brands.

Not surprisingly, the biggest challenge was the downturn in the U.S. housing market, which impacted results for our home products brands. Even so, your company benefited from its unique breadth and balance, as strong profit growth for our spirits brands and record sales performance for our golf brands helped offset lower results in our Home & Hardware segment. At the bottom line, our earnings performance – while down – was still within the target range we established at the beginning of the year.

- **Net sales from continuing operations were up slightly to $8.6 billion.**
- **Operating income was $1.4 billion, down 5% partly due to one-time items.**
- **Diluted earnings per share were $4.79, lower by 10% partly due to the absence of a tax-related gain in 2006.**
- **Reflecting our commitment to return immediate value to shareholders, we boosted the dividend 8% to $1.68, the 11th consecutive annual increase since we began trading as Fortune Brands.**
- **We increased our investments in new-product development by double digits.**
- **Free cash flow approached $520 million after dividends and net capital expenditures.**
- **We closed the year with 25% less debt and a stronger balance sheet.**

While we will never be satisfied with lower earnings or a lower stock price, there was good news behind our numbers that reflected how we capitalized on the opportunities in our markets.

- **Our spirits business, which now generates about half of our operating income, produced record results and expanded operating margins.**
- **Our home products unit executed very well in a difficult environment and significantly outperformed the U.S. home products industry.**
- **Our golf business extended its leadership, delivering record industry revenues and share gains in key product categories.**

Investing to Grow Premium Spirits

Our distilled spirits business produces the highest profits of our three segments, and this business had a very strong year. Sales for our spirits brands grew 4% to $2.6 billion. Profits in Spirits grew more than twice as fast as revenues, reflecting our success improving margins and capitalizing on favorable consumer trends towards higher end brands, plus cost containment and synergies from the successful integration of the brands we acquired in 2005.

Sales for our spirits brands grew solidly in the U.S. and even faster internationally. Australia and the duty-free channel drove strong gains, and our investments in India, Russia and China paid off in robust growth off of relatively small – but expanding – bases.

Four key brands posted double-digit growth in worldwide revenue, including our two largest – Jim Beam bourbon and Sauza tequila – as well as Maker's Mark bourbon and Teacher's Scotch. Our Laphroaig single malt grew revenues at a high-single-digit rate, Courvoisier cognac was up low-single digits, DeKuyper cordials were relatively flat and sales of Canadian Club whisky were slightly lower.

While our focus in 2006 was integrating our major spirits acquisition, we devoted 2007 to refining our approach to marketing and developing the right brand-building programs for our key premium brands. Our spirits business united around a vision of "building brands people want to talk about." A lot of what we're doing is directed towards connecting with consumers in non-traditional ways and building word-of-mouth buzz so consumers call for our brands and spread our brand messages. With this vision, we're focused on driving sustainable growth in revenue in addition to growth in volume. Quite simply, we believe stronger brand equity supports sustainable and profitable growth. This orientation fits very well with our increased strength in the premium end of the spirits industry.

As we implemented this vision, we boosted investment behind our spirits brands by double digits in the second half of the year. That included the launch of new advertising, marketing and positioning campaigns to build equity for three major brands: Sauza Hornitos, Canadian Club and Courvoisier. We also continued to evolve the successful "Stuff Inside Matters Most" campaign for our flagship Jim Beam brand, and we plan to invest in additional brand-building initiatives in 2008.

With our emphasis on building our premium spirits brands, we made the strategic decision to exit the wine business. The sale of our U.S. wine portfolio to Constellation Brands underscored our commitment to maximizing returns and shareholder value. Because the wine industry is highly capital intensive and therefore a lower return business relative to spirits, the sale enables us to more intensely focus resources on our higher return premium spirits segment or on other opportunities. Coupled with smaller divestitures of non-core spirits and wine assets, we realized proceeds in the range of $1 billion in 2007.

Investing to Outperform in Home & Hardware

The wind that had been at our backs for several years in home products turned into a significant headwind in 2007. Even so, in a challenging U.S. home products market that declined at an estimated double-digit rate in 2007, our Home & Hardware business significantly outperformed the industry and gained share in key product categories. Sales for our home products brands were $4.55 billion, down 3%, benefiting from our marketplace performance as well as the first full year of results for Simonton Windows, which we acquired in 2006.

While we can't control the market, we can control how we compete in that market. That's why we implemented aggressive actions to stay ahead of the market and drive performance at both the top and bottom lines. We outperformed the market and limited margin declines by continuing to proactively pursue the fundamental strategies that have served us well in this business – share-gain initiatives, expansion into new markets, cost reductions, productivity and supply-chain programs, and select price increases to offset higher commodities costs.

To gain market share in home products, we're driving sustained investment in developing the industry's best consumer insights to better understand how consumers shop and buy. That helps us develop and launch successful new products across our product categories and expand relationships with key customers. We're also extending brands into adjacent product categories, such as bath accessories and commercial products for Moen, patio doors for Therma-Tru, and door hardware and electronic security products for Master Lock. And we're capitalizing on international growth opportunities, such as expanding the presence of Moen in China and India, Master Lock in Europe, and both brands in Latin America. We've also been aggressive on the productivity and cost fronts to promote efficiency, enhance competitiveness and protect

Leading market positions in attractive categories create an excellent platform for long-term growth.

#1
- *Faucet brand in North America*
- *Bourbon worldwide*
- *Golf balls worldwide*
- *Residential entry door brand in the U.S.*
- *Padlocks worldwide*
- *Golf shoes worldwide*

#1
- *Golf gloves worldwide*
- *Cordials line in the U.S.*
- *Tool storage manufacturer*
- *Cognac in the U.K.*
- *Islay single-malt whiskey worldwide*
- *Golf outerwear in the U.S.*

#2
- *Kitchen and bath cabinetry in North America*
- *Tequila worldwide*
- *Canadian whisky worldwide*

operating margins. These initiatives include increased use of lean manufacturing, a sharp focus on inventory management, reducing component and materials costs through targeted global sourcing initiatives, and exiting a small number of low-return product lines. To appropriately align our costs and capacity as we navigate the housing correction, we also made difficult but necessary decisions to downsize and consolidate certain manufacturing facilities.

We believe these proactive steps, many of which we began well in advance of the downturn's impact, are optimizing our supply chains for the future and positioning us for strong momentum when the U.S. housing market recovers.

Investing to Extend Leadership in Golf

Our golf brands set an industry sales record in 2007, as revenues grew 7% to $1.4 billion. Titleist, FootJoy and Cobra achieved individual brand records. We also attained sales records in every product category and in all major markets for the year, including the U.S., Canada, Europe, Korea, Japan, China and Australia.

Those results reflect the success of our sustained investments in industry-leading innovations across brands and categories, our best-in-class sales operation, as well as our investments in building our own distribution in key global markets. Notably, we continued to gain share in golf balls. Our worldwide golf ball sales increased at a high-single-digit rate, as we benefited from favorable mix shift to the next-generation Titleist Pro V1 and NXT families that we launched in 2007. New advanced-technology products propelled share gains for Cobra and FootJoy's record sales.

The golf marketplace rewards innovation, and the popularity of the game is growing rapidly in several key international markets. Accordingly, we're accelerating investments to further enhance our pipeline of advanced-technology products and to pursue promising international growth opportunities, as well.

Leadership for the Future

At year end, I was both honored to succeed Norm Wesley as CEO of Fortune Brands, and delighted that Norm remained chairman of the board. In his eight years as CEO, the company's annual sales grew from $5.5 billion to $8.6 billion,

"We've built a company focused on powerful brands in attractive consumer categories... with unique breadth and balance that adds significant value to each of our businesses...with the flexibility and the discipline to make the right investments at the right time."

EPS more than doubled, as did the value of Fortune Brands' shares. Notably, Norm led a portfolio realignment that established Fortune Brands as a more sharply focused leading consumer brands company. The major strategic moves he initiated include the acquisition in 2005 that transformed our premium spirits business into a global leader, development of our distribution partnerships with ABSOLUT vodka, and the value-creating spin-off/merger of the office products business. I'm looking forward to working with the team of 31,000 worldwide Fortune Brands associates to build on Norm's track record of success.

Our board of directors underwent a couple of changes in 2007. Both Gordon Lohman and Gene Renna retired from the board after service of 14 years and nine years, respectively. In addition to my election to the board, Ann Fritz Hackett, president of Horizon Consulting Group, joined the board. David Thomas now serves as our independent lead director, succeeding Gordon Lohman.

Confidence in the Future

Your company in 2007 marked its tenth anniversary as Fortune Brands. Despite the near-term challenges created by the U.S. housing correction, we believe our future is even brighter than our past and we look ahead with confidence. Over the past decade, we've built a company focused on powerful brands in attractive consumer categories, a company with unique breadth and balance that adds significant value to each of our businesses, a company with the flexibility and the discipline to make the right investments at the right time.

Our confidence in the future is underpinned by several advantages. We compete in attractive categories supported by excellent long-term demographics. We're making the necessary investments to maximize our prospects for profitable long-term growth. And we're intensely focused on creating value by driving growth and enhancing returns.

As we look ahead, we'll remain focused on growth and returns as we pursue a simple four-point strategy to create value.

- **Driving growth by positioning our brands and businesses to outperform their respective markets.**
- **Pursuing business improvement by operating lean and flexible global supply chains and business processes.**
- **Promoting organizational excellence to develop winning cultures and associates.**
- **Enhancing shareholder returns by leveraging our breadth, balance and financial strength to drive value.**

In executing this strategy in 2008, we're determined to continue growing our premium spirits and golf brands and to continue outperforming the home products industry.

Most importantly, we'll continue investing for the future – to drive superior results, and to deliver the return you expect from your investment in Fortune Brands.

Sincerely,

Bruce Carbonari
President and Chief Executive Officer
Fortune Brands, Inc.

February 26, 2008



Building brand equity...

In 2007, we accelerated brand investment behind our leading spirits brands, increasing brand support by double digits in the second half of the year. In premium spirits, we're increasingly capitalizing on non-traditional advertising mediums to build brands people want to talk about. We're engaging consumers as never before...and developing passionate brand advocates in the process. Kim Washington and Larry Plawsky are part of the team building word-of-mouth buzz around "The Fine Line of Tequila" – the most aggressive advertising and repositioning campaign in years for super-premium Hornitos tequila, part of the Sauza family. And at the Maker's Mark distillery in Loretto, Kentucky (opposite), brand fans seal their affection day after day for this **one-of-a-kind super-premium bourbon.**


and consumer loyalty
Maker's Mark
WHISKY

Production of Laphroaig *began more than 150 years before the creation of the Internet. Now, the 'net is linking passionate Laphroaig fans from around the world, including at this online tasting that attracted thousands. The brand's* **Friends of Laphroaig fan club now totals more than**

300,000





Top Selling Brands
(2007 net sales in millions – rounded to nearest $50 million)

Brand	Net sales
Moen	$950
Titleist	$800
Jim Beam	$550
Aristokraft	$500
Therma-Tru	$450
Simonton	$350
FootJoy	$350
Master Lock	$300
Sauza	$300
Kitchen Craft	$250
Omega	$250
Waterloo	$250
Cobra	$200
Courvoisier	$200
DeKuyper	$150
Schrock	$150
Canadian Club	$150
HomeCrest	$150
Kitchen Classics	$150
Maker's Mark	$100
Teacher's	$100
Diamond	$100

Actor John Cleese's alter-ego Ian MacCallister, the self-proclaimed leader of Golf Designers Against Distance, used his online community as a **new platform to engage consumers** – *and rant against the new Titleist NXT Tour and NXT Extreme golf balls for making golf "too easy."*

Tour professionals *who rely on our Titleist, FootJoy and Cobra golf brands spearhead the pyramid of influence that helps drive consumer demand. Our worldwide position on the professional tours and in the marketplace in* **golf balls, shoes and gloves:**

#1


FJ
#1 SHOE IN GOLF

Moen's investments *in developing its ShowHouse luxury brand extension and its fast-growing bath accessories product lines helped the #1 faucet brand in North America* **continue to outperform the market.**


YOUR DAD HAD GROUPIES
DAMN RIGHT YOUR DAD DRANK IT

Underscoring how we're committed to building brand equity to drive profitable growth, *we launched the first new campaign for Canadian Club in nearly 20 years. To help unlock Canadian Club's untapped potential,* **we boosted investment behind the brand by double digits.**


NXTube.com
Enough is enough!!
My name is Ian MacCallister
My Videos
"Live" Webcam
Photo Slide show
About me
NXT Tour
Lights Out
The 1st Annual Ian MacCallister Invitational Dart Tournament

Jim Beam *is showing up in some unexpected places, including on the world's largest distilled spirits advertisement that wrapped a Las Vegas hotel. Scaling 40 stories and covering 32,000 square feet, this ad helped kick off National Bourbon Heritage Month.* **In 2007, Jim Beam's net sales grew more than**

10%


NOT AVAILABLE IN MODERATE.
JIM BEAM
Bourbon


FJ
cobr

footjoy.com



Innovating...

We don't just develop innovative new products... we also create innovative processes to manufacture products better and enhance our competitive edge. Dan Gendreau oversees our plant in New Bedford, Massachusetts where we produce the Titleist Pro V1 family of golf balls, and Gary Miller (above left) performs our unique process to create the dual cores for the Pro V1x. The market-leading Titleist Pro V1 franchise is based on more than 70 patents we've been awarded related to its technology and how it's made... and we now hold more than 600 active patents related to golf balls. In 2007, we continued to increase our investments in golf R&D, enabling us to bring next-generation products to consumers, like those at this demo day (opposite) in Orlando, Florida. **Our commitment to sustained innovation helped Titleist brand sales grow 8%.**


to drive
consumer demand
Titleist®



Therma-Tru unveiled its largest new-product lineup ever *in 2007, including the Tru-Defense Entry and Patio Door System. Designed to protect homes from severe weather, Tru-Defense is the new standard in high-performance door systems... and the winner of* **Popular Science magazine's 2007 "Best of What's New" Award for home technology.**

POPULAR SCIENCE BEST OF WHAT'S NEW




F/9.0
King cobra
L4V
MAXIMUM INERTIA

Cobra has reasserted itself as an industry-leading innovator. *The new Cobra L4V driver, next-generation Baffler utility clubs and advanced-technology UFi irons helped* **drive the brand's sales up**

12%


UFi



With the new Master Lock Magnum and Craftsman AXS, **we reinvented the padlock and tool storage categories.** *Reflecting our focus on innovation across Fortune Brands, our 2007 patent applications totaled*

587

and our total R&D spending increased

11%


BORON CARBIDE
Master












COURVOISIER
EXCLUSIF

We energized key spirits categories with the introduction of exciting new products, including: *Courvoisier Exclusif, an ultra-premium cognac designed for mixing; Ardmore, a new single Highland malt Scotch; new Añejo and Plata variants in the Hornitos tequila line; and new flavors from DeKuyper, such as Red Apple, Pomegranate, Pineapple-Coconut, Papaya and Mango. The new Jim Beam & Zero Sugar Cola extended our line of market-leading ready-to-drink products in Australia, which grew sales more than*

10%


zero sugar
JIM BEAM
The World's Finest
Kentucky Straight Bourbon Whiskey
and
zero sugar cola



In the new high-performance FootJoy DryJoys, *seven strategically-placed Stability PODS work in harmony with ultra-flexible, enhanced OptiFlex zones to deliver maximum Flextability and ground contact throughout the swing. FootJoy brand sales reached a record, up*

5%



Accelerating growth... around the world

While North America, Continental Europe and Australia remain our biggest spirits markets, the fastest growing markets for premium spirits are now in emerging economies such as India, China and Russia. We're capitalizing on these opportunities by investing in the combinations of brands and markets offering the best long-term growth prospects. Veronica Amago works with high-end bars that are fueling demand for super-premium spirits in Russian cities like Moscow and St. Petersburg, helping Courvoisier, Jim Beam and Sauza grow at a **strong double-digit rate in the world's second largest spirits market.**

The downturn in the U.S. housing market isn't slowing **Moen's push into attractive international markets,** *including China and Latin America.* **Moen's international sales grew**

16%


공을 향한 집념,
타이틀리스트로 이루었습니다.

We're investing to accelerate growth *for our golf brands in key markets in the Pacific Rim, where golf is soaring in popularity. Supported by our brand investments and our own in-country distribution operations, Titleist, FootJoy and Cobra drove* **sales gains in Korea, Japan, China and Australia exceeding**

10%

As we expand our global presence and invest in international growth, our percentage of sales from outside the United States is rising.

16% 28%

Spirits	49%
Golf	38%
Home	12%


TEACHER'S
HIGHLAND CREAM
SCOTCH WHISKY
DYC
DYC
JIM BEAM


AUS911
JIM BEAM

In Australia, a powerful new distribution partner – Coca-Cola Amatil – is **significantly extending the reach of our brands in our biggest international spirits market,** *and they're now producing our ready-to-drink products, as well. In India, continued double-digit growth for Teacher's Scotch is providing a strong platform for the growth of Whisky DYC plus global brands such as Jim Beam.*



Pursuing operational excellence... to add value

In home products, we're investing in flexible supply chains that enable us to serve customers better, optimize costs and maximize product quality. By listening and responding to our retail partners, we've reduced delivery times for certain high-volume cabinetry products from three weeks to less than one week. How did we achieve this competitive advantage? By bringing cabinetry assembly closer to customers, employing lean manufacturing techniques, and sourcing component parts both domestically and internationally. As a result, we're winning new business, gaining market share, and growing sales in this product segment – even in a down market. Here at our assembly plant in Louisville, Kentucky, George Wesley King, Jr. and Katrina Hagan are helping us serve major home center stores with **the industry's best response times – and we have the flexibility to ramp up production when the home products industry recovers.**



To meet future worldwide demand, *we're in year three of a five-year, $70 million production capacity expansion for Jim Beam and Maker's Mark bourbons. And at Titleist, we're investing to boost future production capacity for urethane-covered golf balls to ensure that the #1 ball in golf continues to meet rapidly growing global demand for its* **industry-leading advanced-technology products.**



From our agave fields to our state-of-the-art quality control laboratory, *we employ a unique blend of uncommon skills and advanced technology to make the finest tequilas. We rely on agricultural researchers to nurture our agave supply, and we use sophisticated technology to individually track our agave plants from the nursery to the field and through the harvest. In our agave fields, our jimadores assess when each plant is at its peak of flavor…and then harvest it by hand. Finally, our master distiller works his magic in the La Perseverancia distillery where* **Sauza has been made since**

1873



Across Fortune Brands, we earn expanded relationships with key customers *by delivering superior service that adds value. Therma-Tru has successfully diversified its customer base, growing 2007 sales in the home center channel by more than*

25%



Reflecting the flexibility *of its supply chain and commitment to its customers, our Simonton Windows brand leads the industry by delivering orders* **within seven days or less.**

To optimize our supply chains, *we invest in initiatives in every corner of our business, including a new warehouse management system at our golf business that's* **improving inventory management, production efficiency and customer service.**



Green...verde... vert...grün...हरा... 绿...เขียว

We speak "green" everywhere we operate, a reflection of how being a good corporate citizen is at the heart of everything we do. At our distillery in Segovia, Spain, for example, we're reducing energy costs by more than 50%...by generating both heat and electricity from one energy source – natural gas. It's the result of a multi-million dollar investment to create one of the spirits industry's first plants powered by cogeneration. In addition to distilling premium Whisky DYC, plant manager Andrés Tejedor and his team are taking the distillery to a new level of energy efficiency, which is **good for our business and good for the environment.**

Financial Highlights

(in millions, except per share amounts)	2007	2006	change	2005
Net Sales				
Spirits	**$2,606.8**	$2,513.4		$1,471.8
Home and Hardware	**4,550.9**	4,694.2		4,153.4
Golf	**1,405.4**	1,313.4		1,265.8
	$8,563.1	$ 8,521.0	0.5%	$6,891.0
Operating Income				
Spirits	**$ 766.7**	$ 660.6		$ 388.4
Home and Hardware	**503.0**	695.4		655.1
Golf	**165.5**	166.0		171.5
Less: Corporate expenses	**58.9**	74.1		63.7
	$1,376.3	$1,447.9	(4.9%)	$1,151.3
Net income	**$ 762.6**	$ 830.1	(8.1%)	$ 621.1
Earnings per common share				
Basic	**$ 4.98**	$ 5.56	(10.4%)	$ 4.26
Diluted	**$ 4.87**	$ 5.42	(10.1%)	$ 4.13
Net income from continuing operations	**$ 749.5**	$ 812.1	(7.7%)	$ 577.5
Income from discontinued operations	**13.1**	18.0		43.6
Earnings per common share from continuing operations				
Basic	**$ 4.89**	$ 5.44	(10.1%)	$ 3.96
Diluted	**$ 4.79**	$ 5.31	(9.8%)	$ 3.84
Other Data				
Operating income	**$1,376.3**	$1,447.9	(4.9%)	$1,151.3
Less:				
Interest expense	**293.6**	308.8		153.6
Other (income) expense, net	**(37.5)**	(40.2)		78.4
Income taxes	**346.3**	299.3		321.8
Minority interests	**24.4**	67.9		20.0
Free cash flow (1)	**$ 518.9**	$ 577.3		$ 385.5
Add:				
Capital expenditures, net	**197.8**	181.4		215.6
Dividends paid	**248.6**	224.0		201.6
Cash flow from operations	**$ 965.3**	$ 982.7		$ 802.7
Dividends paid per common share	**$ 1.62**	$ 1.50	8.0%	$ 1.38
Actual number of common shares outstanding	**153.9**	151.9		146.3
Average number of common shares outstanding (diluted)	**156.5**	153.0		150.5

(1) "Free cash flow" is cash flow from operations less net capital expenditures and dividends paid to stockholders. Free cash flow is not a measure under generally accepted accounting principles (GAAP) and should not be considered as a substitute for any measure derived in accordance with GAAP. Management believes that free cash flow provides investors with helpful supplemental information about the Company's ability to fund internal growth, make acquisitions, repay debt and repurchase common stock. This measure may also be inconsistent with similar measures presented by other companies.

CEO and CFO Certifications

In 2007, Fortune Brands' chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Fortune Brands' compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Fortune Brands' CEO and chief financial officer filed with the United States Securities and Exchange Commission all required certifications regarding the quality of Fortune Brands' public disclosure in its fiscal 2007 reports.

ENERGY STAR PARTNER

From ENERGY STAR *rated windows and doors to low-flow showerheads, we make the products that help consumers lower their utility bills and conserve natural resources. Through advanced design, Moen's low-flow showerheads provide a drenching shower experience while* **reducing water consumption by**

30%



In the production of entry doors and cabinetry, we're increasingly relying on **state-of-the-art finishes that reduce emissions** *of chemical solvents* **by at least**

80%



Our spirits business's Marketing Code of Practice *has set a new standard in the beverage alcohol industry for responsible marketing and advertising. We're especially proud that our Beam Global business is leading the industry in reducing exposure of advertising to people below the legal purchase age.*

drink smart®

"An Act of Responsibility"

"Beam's actions are significant, and we commend the company for voluntarily taking the lead"

"34 state attorneys general urged other companies to follow its example"

– San Francisco Chronicle

We're proud to support the communities in which we operate. *Our philanthropic programs benefit great causes including Habitat for Humanity, The Nature Conservancy, the United Way, Race for the Cure, The Renaissance Schools Fund, Homes for Our Troops, alcohol education programs,* **and so many more.**



Master



PINNACLE
Ribbon
1

Board of Directors

Norman H. Wesley
Chairman of the Board
Fortune Brands, Inc.

Bruce A. Carbonari
President and Chief
Executive Officer
Fortune Brands, Inc.

Dr. Patricia O. Ewers
Former President
Pace University

Richard A. Goldstein
Former Chairman and
Chief Executive Officer
International Flavors and
Fragrances Inc.

Ann Fritz Hackett
President
Horizon Consulting Group

Pierre E. Leroy
Former President,
Worldwide Construction &
Forestry Division and
Worldwide Parts Division
Deere & Company

A.D. David Mackay
Chief Executive Officer
Kellogg Company

Anne M. Tatlock
Former Chairman and
Chief Executive Officer
Fiduciary Trust Company
International

David M. Thomas
Former Chairman
IMS Health Incorporated
(Lead Director)

Peter M. Wilson
Former Chairman
Gallaher Group Plc

Corporate Officers

Bruce A. Carbonari
President and Chief
Executive Officer

Craig P. Omtvedt
Senior Vice President and
Chief Financial Officer

Mark Hausberg
Senior Vice President –
Finance and Treasurer

Christopher J. Klein
Senior Vice President –
Strategy & Corporate
Development

Mark A. Roche
Senior Vice President,
General Counsel and
Secretary

Anthony J. Diaz
Vice President –
Investor Relations

C. Clarkson Hine
Vice President –
Corporate
Communications

Elizabeth R. Lane
Vice President –
Compensation and
Benefits

Charles J. Ryan
Vice President – Taxes

Allan J. Snape
Vice President –
Business Development

Lauren S. Tashma
Vice President –
Associate General Counsel

Gary L. Tobison
Vice President and
Chief Internal Auditor

Edward A. Wiertel
Vice President and
Corporate Controller

Operating Company Officers

Spirits

Beam Global Spirits & Wine, Inc.

Thomas J. Flocco
President and Chief
Executive Officer

Ronald G. Kapolnek
Senior Vice President –
Chief Financial Officer

Donard P. Gaynor
Senior Vice President –
Managing Director,
International

William A. Newlands
Senior Vice President – U.S.
Commercial Development

A. Rory Finlay
Senior Vice President –
Global Chief Marketing
Officer

Ian Gourlay
Senior Vice President –
Operations & Supply Chain

Keith R. McLeod
Chief Information Officer

John B. Muller
Senior Vice President –
Strategy & Corporate
Development

Florence Pramberger
Senior Vice President –
Human Resources

Kenton R. Rose
Senior Vice President –
General Counsel

Chris Swonger
Senior Vice President –
Corporate Affairs

Home & Hardware

Fortune Brands Home & Hardware LLC

Richard E. Forbes
President and
Chief Executive Officer

Greg Stoner
President
MasterBrand Cabinets, Inc.

David B. Lingafelter
President
Moen Incorporated

John N. Heppner
President
Fortune Brands Storage
& Security LLC

David M. Randich
President
Therma-Tru Corp.

Mark Savan
President
Simonton Windows, Inc.

Golf

Acushnet Company

Walter R. Uihlein
Chairman and
Chief Executive Officer

Herbert C. Boehm
Executive Vice President
and General Manager,
Golf Ball Operations

James M. Connor
President – FootJoy

Jeffrey Harmet
President – Cobra and
Titleist Golf Clubs

Gerald M. Bellis
Executive Vice President,
Sales and Marketing –
Titleist

Joseph J. Nauman
Executive Vice President –
Corporate and Legal

William C. Burke
Senior Vice President and
Chief Financial Officer

Dennis D. Doherty
Senior Vice President –
Human Resources

Margaret G. Nicholson
Senior Vice President and
Chief Information Officer

Operating Companies and Leading Brands

Spirits

Beam Global Spirits & Wine, Inc.

510 Lake Cook Road
Deerfield, IL 60015-4964
Tel: 847-948-8888

Thomas J. Flocco
President and Chief Executive Officer



Bourbon
Jim Beam, Jim Beam Black, Maker's Mark, Old Crow, Old Grand-Dad

Small Batch Bourbon:
Knob Creek, Booker's, Baker's, Basil Hayden's

Blended Whisky/Whiskey:
Canadian Club, Teacher's, Whisky DYC, Windsor, Lord Calvert, Tangle Ridge, Alberta Springs, Kessler, Calvert Extra, Jim Beam Rye, Fürst Bismarck

Single Malt:
Laphroaig, Ardmore

Tequila:
Sauza, El Tesoro

Cognac:
Courvoisier, Salignac

Port, Brandy and Sherry:
Cockburn's, Harveys, Fundador, Terry Centenario, Tres Cepas, Jacobi 1880

Cordials & Liqueurs:
DeKuyper, Starbucks™ Liqueurs[1], After Shock, Leroux, Sourz, Kuemmerling, Kamora, Castellana

Vodka:
Vox, Wolfschmidt, Kamchatka, Gilbey's

Gin:
Larios, Gilbey's, Calvert

Rum:
Ronrico

Ready-to-Drink Cocktails:
Jim Beam & Cola, Jim Beam Black & Cola, Jim Beam Choice and Dry, Jim Beam and Zero Sugar Cola

Complete brand listing at
www.beamglobal.com

Home & Hardware

Fortune Brands Home & Hardware LLC

520 Lake Cook Road
Deerfield, IL 60015-5611
Tel: 847-484-4400

Richard E. Forbes
President and Chief Executive Officer



Faucets and Accessories:
Moen, ShowHouse, PureTouch, Cleveland Faucet Group, Home Care, Inspirations, Donner

Cabinetry:
Omega, Decorá, Kitchen Craft, Diamond, Thomasville Cabinetry®[2], Dynasty by Omega, Diamond Reflections, Schrock, Kemper, Somersby, HomeCrest, Aristokraft, Capital Cabinets, Kitchen Classics

Exterior Doors:
Therma-Tru, Classic-Craft, Fiber-Classic, Smooth-Star, Benchmark, Benchmark by Therma-Tru, Tru-Defense

Windows:
Simonton Reflections, Impressions, StormBreaker, StormBreaker Plus, ProFinish, Prism, Hy-Lite

Architectural Millwork:
Fypon

Security:
Master Lock, Master, Magnum, Fortress, American Lock, Dudley

Tool Storage:
Waterloo, Sears® Craftsman®[3]

Golf

Acushnet Company

333 Bridge Street
P.O. Box 965
Fairhaven, MA 02719-0965
Tel: 508-979-2000

Walter R. Uihlein
Chairman and Chief Executive Officer



Golf Balls:
Titleist
- Pro V1, Pro V1x
- NXT Tour, NXT Extreme
- DT Carry, DT Roll

Pinnacle
- Platinum Feel, Platinum Distance
- Gold FX Soft, Gold FX Long Ribbon

Golf Clubs:
Titleist
- 907D1, 907D2 drivers
- 906F4 fairway metals
- 585.H utility metals
- AP1, AP2, ZB, ZM irons
- Vokey Design wedges
- Scotty Cameron putters

Cobra
- King Cobra L4V, Speed LD drivers
- King Cobra Speed LD fairway metals
- King Cobra Baffler DWS, Baffler Pro
- King Cobra UFi, S9, FP, Pro CB/MB, Transition S irons
- Optica putters

Golf Shoes:
FootJoy
- Classics Dry Premiere
- Classics Tour
- Classics Custom Exotics
- ReelFit
- DryJoys
- Contour Series
- MyJoys

Golf Gloves:
FootJoy
- StaSof
- SciFlex
- F3
- ShockStopper
- SofJoy
- WeatherSof

Titleist
- Players
- Players-Tech
- Perma-Tech
- Perma-Soft

Golf Outerwear:
DryJoys Performance
- Rainwear
- Windshirts
- Fleece
- Performance Knits

Corporate Data

Executive Office
520 Lake Cook Road
Deerfield, IL
60015-5611
Tel: 847-484-4400

Website
www.fortunebrands.com

E-mail
mail@fortunebrands.com

Registered Office
2711 Centerville Road
Suite 400
Wilmington, DE 19808

Common Stock
Fortune Brands common stock is listed on the New York Stock Exchange. Its trading symbol is FO.

Annual Meeting
The Annual Meeting of Stockholders will take place on Tuesday, April 29, 2008 at 1:30 p.m. at the Hyatt Deerfield, 1750 Lake Cook Road, Deerfield, IL.

Transfer Agent for Common Stock and Preferred Stock
Fortune Brands, Inc.
c/o BNY Mellon Shareowners Services
P. O. Box 358015
Pittsburgh, PA 15252-8015

Address Shareholder Inquiries to:
Fortune Brands, Inc.
c/o BNY Mellon Shareowners Services
480 Washington Blvd.
Jersey City, NJ 07310-1900

Stock Accumulation Plan Transactions
Fortune Brands, Inc.
c/o BNY Mellon Shareowners Services
P. O. Box 358035
Pittsburgh, PA 15252-8035

Quarterly Earnings, News Summaries, Copies of News Releases and Corporate Publications
Shareholder Direct®
800-310-5960 or
www.fortunebrands.com

Duplicate mailings of this annual report to the same address are costly to Fortune Brands and may be inconvenient to many stockholders. Securities and Exchange Commission rules allow for the elimination of duplicate reports, provided your request is in writing. Eliminating these duplicate mailings will not affect your dividend, proxy statement or proxy card mailings.

Please write to:
Fortune Brands, Inc.
Shareholder Services
520 Lake Cook Road
Deerfield, IL 60015-5611

Fortune Brands, Inc. is a holding company with subsidiaries engaged in the manufacture and sale of distilled spirits, home and hardware, and golf products. To make this annual report easier to read, we've used the words "we," "our" and similar terms to describe the activities of Fortune Brands, Inc. or its subsidiary companies or both, depending upon the context.

Web Site Directory

Fortune Brands, Inc.
www.fortunebrands.com

Spirits
www.beamglobal.com
www.drinksmart.com
www.jimbeam.com
www.sauzatequila.com
www.makersmark.com
www.canadianclubwhisky.com
www.courvoisier.com
www.laphroaig.com
www.dekuyperusa.com
www.smallbatch.com
www.knobcreek.com
www.starbucks.com/coffeeliqueur
www.voxvodka.com
www.eltesorotequila.com

Home & Hardware
www.moen.com
csi.moen.com
showhouse.moen.com
www.masterlock.com
www.masterbrand.com
www.omegacabinets.com
www.decoracabinets.com
www.kitchencraft.com
www.diamondcabinets.com
www.schrock.com
www.kempercabinets.com
www.homecrestcab.com
www.aristokraft.com
www.thermatru.com
www.waterlooindustries.com
www.simonton.com
www.fypon.com
www.hy-lite.com
www.diamondatlowes.com
www.misgabinetes.com
www.thomasvillecabinetry.com
www.kitchenclassicscabinetry.com
www.capitalcabinet.com

Golf
www.titleist.com
www.footjoy.com
www.cobragolf.com
www.pinnaclegolf.com
www.scottycameron.com
www.myjoys.com
www.mytpi.com
www.fittingworks.com

Design: SVP Partners, Wilton, CT | www.svppartners.com | Photography: Gloria Baker Photography, New York, NY | gloriabaker.com | Pages 2, 8, 9, 12, 16, 18 and 20
Printing: Acme Printing, Boston, MA | acmeprinting.com | This report contains post-consumer recovered fiber.

fortunebrands.com

FORTUNE
BRANDS

520 Lake Cook Road | Deerfield, Illinois 60015-5611 | 847.484.4400

END